

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2015

Via E-Mail
Mark Meller
Chief Executive Officer
SilverSun Technologies, Inc.
5 Regent Street
Livingston, NJ 07039

> **Re: SilverSun Technologies, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 27, 2015**
> **File No. 333-200726**

Dear Mr. Meller:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where a prior comment is referred to it refers to our letter dated February 25, 2015.

Cover Page

1.   Please revise to remove the total column from the table on this page, because your offering structure does not assure that the total offering will be completed. Please also remove the statement that the funds will not be recoverable by investors if you are placed into bankruptcy or receivership as this statement is not appropriate in the context of an offering without a minimum component.

Risk Factors, page 8

2. Please revise to include a separately captioned risk factor highlighting the risks associated with the lack of a trading market for the warrants. It appears that investors may have difficulty selling their warrants due to the lack of a public trading market and that investors in warrants may be unable to recover any portion of their investment due the possibility that a market for the warrants may never develop.

Executive Compensation, page 41

3.   Please revise to provide the information required by Item 402 of Regulation S-K for the fiscal year 2014. For guidance, refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Exhibit 5.1

4.   We note your response to prior comment 8 and the revisions to your legal opinion. Please revise to concisely define the warrants being offered in the registration statement. Ensure that your opinion addresses both the placement agent warrants and the warrants that are offered to the public.

        You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3462, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                Sincerely,

                                                /s/ Mark P. Shuman

                                                Mark P. Shuman
                                                Branch Chief – Legal

cc: Via-Email
        Joseph M. Lucosky, Esq.
        Lucosky Brookman LLP